



Patrick Hoban
Social Enterprise Co-founder

Washington D.C. Metro Area

Message   ···

Parvenu Fundraising

 University of Georgia

See contact info

259 connections

Social Entrepreneur | FinTech Co-founder | Experienced Fundraiser | Political Campaigns | Author of 2 Amazon Best Seller's | #1 Player in the World for Competitive Card Game of 2 Million Players

Experience

Co-founder and CEO
Parvenu Fundraising
Dec 2017 – Present • 7 mos
Washington D.C.

Parvenu is a technology-based social enterprise that innovates charitable giving at the point of sale through a disruptive Crowdfunding platform. We bring local giving to scale in order to foster a culture of giving.



Fundraiser
DialogueDirect
Jan 2017 – Nov 2017 • 11 mos
Washington D.C. Metro Area

• Raised over $350,000 in pledged donations for The Nature Conservancy and Save the Children.
• Acquired over 400 new donors.
• Trained and oversaw a team of fundraisers who collectively raised over $1,000,000 in pledges for The Nature Conservancy and Save the Children.

Field Organizer
Florida Democratic Party
Jun 2016 – Nov 2016 • 6 mos
Orlando, Florida

• Recruited and trained over 200 volunteers, 3 interns, and 7 volunteer leaders. Registered over 300 voters.
• Planned and executed more than 100 campaign event, including ones with celebrity surrogates and events covered by The Wall Street Journal, USA Today, and more. Efforts helped increase Democratic turnout in Orlando that resulted in a county-wide vote 60% Clinton 36% Trump, an increase of 5% from Obama in 2012.
• Elected Stephanie Murphy as the first female Vietnamese-American to serve in the US House of Representatives and defeat a 12-term incumbent.

 **Brand Developer**







Reality Games

Alter Reality Games
Sep 2011 – Jun 2016 • 4 yrs 10 mos

• Aided with promotion, planning, and brand development of their independent tournament series.
• Conducted fundraising to procure the necessary capital to carry out internal projects.
• Conducted research and directly advised the CEO on strategies to increase participation and promote longevity.
• Publishing weekly strategy articles to help grow and develop the company into industry leaders by building a regular reader base. Over 150 articles published.

Education

University of Georgia

University of Georgia
Bachelor of Arts (A.B), Political Science
2011 – 2015
Activities and Societies: Tau Kappa Epsilon, UGA HEROs

Volunteer Experience

Hillary for America

Phone Bank Caller
Hillary for America
Jan 2016 – Apr 2016 • 4 mos
Politics

• Made calls to Hillary supporters across the country asking them to participate in their state's upcoming primary or caucus and documented their responses in online database.

Alzheimer's Association®

Organizer
Alzheimer's Association®

Helped organize the "Run for Reagan" to raise money and awareness of Alzheimer's.

Skills & Endorsements

Writing · 5
Abe Thalos and 4 connections have given endorsements for this skill

Problem Solving · 3
Abe Thalos and 2 connections have given endorsements for this skill

Strategic Thinking · 3
Abe Thalos and 2 connections have given endorsements for this skill

Show more

